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                                                                     EXHIBIT 113

                                [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                  27TH MAY 2003

MOOSE-1 EXPLORATION WELL

TYPE:                    Oil Exploration

LOCATION:                PPL 238 (Formerly PPL 230), Eastern Papuan Basin -
                         145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600(EST):     Rigged up and tested blowout preventers (BOP's) for
                         three days. Conducted cementing job at casing shoe, pressure tested casing, drilled out to 660m (2200 feet), three days. Encountered lost circulation.
                         Cemented and drilled out to 670m (2233 feet).
                         Encountered lost circulation. Pulling out of hole to change bit.

                         Progress for the week was 27 m (90 feet)

PLANNED TOTAL DEPTH:     1700m

INTEREST:                InterOil subsidiary SPI(208) Limited 100%

OPERATOR:                SPI(208) Limited

PROSPECT DESCRIPTION:    Anticline with Late Cretaceous sandstone (primary) and
                         Eocene/Miocene limestone (secondary) objectives.

FOR FURTHER INFORMATION:

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NORTH AMERICA                              AUSTRALASIA
Gary M Duvall                              Anesti Dermedgoglou
Vice President, Corporate Development      Vice President, Investor Relations
InterOil Corporation                       InterOil Corporation
gary.duvall@interoil.com                   anesti@interoil.com
Houston, TX USA                            Cairns, Qld Australia
Phone: +1 281 292 1800                     Phone: +61 7 4046 4600

Lisa Elliott                               Andy Carroll
DRG&E                                      General Manager, Upstream Exploration
lelliott@drg-e.com                         InterOil Corporation
Phone: +1 713 529 6600                     Phone: +61 2 9279 2000